UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 05, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI MARKET UPDATE REPORT FOR THE QUARTER
ENDED 30 SEPTEMBER 2018

September 2018 Market update report - www.AngloGoldAshanti.com

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)
Market update report
for the quarter ended 30 September 2018
Johannesburg, 5 November 2018 - AngloGold Ashanti is pleased to provide an operational update for the quarter ended 30 September 2018.
Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.
• All-in sustaining costs improve year-on-year by 14%, or $151/oz, to $920/oz
• Production from retained operations steady at 851,000oz in Q3 2018, versus 853,000oz in Q3 2017
• Full-year production expected at top end of guidance, costs trending towards lower end, non-sustaining capex revised downwards
• Strong production and cost improvements from Mponeng, Kibali, Iduapriem and Tropicana
• Total cash costs improve 11% year-on-year to $722/oz
• Free cash flow of $34m, versus $88m in Q3 2017, due mainly to lower gold price and higher working capital
• Net debt decreased by 15% year-on-year to $1.749bn
• Adjusted EBITDA of $355m; net debt/adjusted EBITDA ratio 1.13 times vs 1.49 times in Q3 2017
• New, five-year $1.4bn multi-currency revolving credit facility signed, replacing existing $1bn and Australian dollar RCFs
• Key brownfields projects in International portfolio remain on track to deliver lower-cost ounces
• SA wage agreement reached, labour restructuring complete and several non-core surface businesses sold
• All-injury frequency rate of 4.17 improved 41% year-on-year, no fatalities in Q3
Quarter
Nine months
ended
ended
ended
ended
Sep
Sep
Sep
Sep
2018
2017
2018
2017
US dollar / Imperial
Operating review
Gold
Produced
- oz (000)
851
997 2,480 2,746
Sold - oz (000)
834
979 2,485 2,769
Produced from retained operations - oz (000)
851
853 2,429 2,371
Financial review
Price received
- $/oz
1,202
1,270 1,274 1,245
All-in sustaining costs - $/oz
920
1,071 986 1,071
All-in costs
- $/oz
1,002
1,142 1,073 1,143
Total cash costs - $/oz
722
807 788 800
Gross profit
- $m
185
205 595 530
Free cash inflow (outflow) - $m
34
88 (17) (73)
Net debt
- $m
1,749
2,063 1,749 2,063
Capital expenditure (including equity accounted
investments) - $m
163
251 498 705
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
The financial information on which this market update report is based has not been reviewed and reported on by the Company's external auditors.
Published : 5 November 2018
Quarter 3 2018

September 2018 Market update report - www.AngloGoldAshanti.com

Financial and Operating Report
FINANCIAL AND CORPORATE REVIEW
Third quarter overview
AngloGold Ashanti reported a solid third quarter, demonstrating another progressive improvement in performance across its portfolio. Production from retained operations remained steady year-on-year, as stronger output from Mponeng, in South Africa and a fully-ramped up Kibali, in the
DRC, offset a weaker quarter from both Siguiri, in Guinea and AGA Mineração, in Brazil. Free cash flow generation of $34m was weaker than the $88m of the third quarter last year, due mainly to the lower gold price and higher working capital. The company remains committed to its strategy of safely improving cash flows from a simpler, higher quality portfolio, while maintaining a flexible balance sheet. The all-injury frequency rate for the quarter improved 41% year-on-year to 4.17 per million hours worked, the lowest level in the company’s history, demonstrating ongoing focus on safety alongside fundamental operating improvements.
AngloGold Ashanti remains on track to at least meet full-year guidance on all metrics, costs are trending towards the lower end of the guided range and production at the upper end, while capital expenditure guidance has been revised downwards. The company also remains on track to complete the remaining restructuring of its South African cost base, where it seeks to better match its support infrastructure to the reduced production base. The slate of brownfields projects, aimed at extending life and improving margins at key assets, remain on track. At Siguiri, the new plant designed to enable the processing of higher grade, hard rock material, is expected to be fully commissioned by year-end, with benefits in both costs and production to be seen next year. At Kibali, the underground ramp-up is essentially complete, with underground mining rates steady and full-year production trending to outperform its full year guidance of 730,000 ounces, on 100% basis. At Obuasi, early work in establishing the site has progressed, major contracts have been awarded and mobile equipment deliveries have commenced. Capital expenditure is expected to ramp up during the fourth-quarter, and into next year.
“This is a strong operating result that shows our absolute focus on safety and margins,” Chief Executive Officer Kelvin Dushnisky said. “While we continue to work on improving efficiencies right across our asset suite, we’re also making steady progress on our projects, which are aimed at improving the overall quality and life of our portfolio.”
On the exploration front, the company remains committed to resource conversion and increasing the mineral inventory at mine sites, while progressing greenfields opportunities in strategic areas, to maintain a healthy portfolio over the long term. (See the Exploration Update document at www.anglogoldashanti.com for an update on both Brownfields and Greenfields exploration programmes.)
Production of 851,000oz for the quarter ended 30 September 2018, represents an increase of 6% compared to the second quarter of 2018, and a 15% reduction compared to the third quarter of 2017, mainly due to the sale of assets in South Africa.
Production from retained operations for the third quarter of 2018 (excluding the Moab Khotsong, Kopanang and TauTona contribution in the third quarter of last year), was 851,000oz at a total cash cost of $722/oz, compared with 853,000oz at $743/oz in the prior year. All-in Sustaining
Costs (AISC) for these retained operations were $920/oz, compared with $1,031/oz in the same period last year, an 11% reduction.
Production for the quarter was impacted by lower grades at AGA Mineração, partially offset by a strong performance from Continental Africa.
AISC was $920/oz during the third quarter of 2018, an improvement of $151/oz or 14% compared to the third quarter of 2017 and a $94/oz improvement from the second quarter of 2018. This performance reflects both lower capital expenditure and improved cash costs, supported by Operational Excellence interventions and by weaker operating currencies in key jurisdictions, notably Brazil, Argentina, Australia and South
Africa. Total cash costs decreased by 11% to $722/oz, compared to $807/oz for the third quarter of 2017.
As work continues to unlock value across the asset base, the lower contribution from higher-cost South African assets either sold or closed, as well as the restructuring efforts in the region to match the production base with the support infrastructure, has led to an improvement in costs. Total cash costs of $894/oz in South Africa during the third quarter of 2018 improved by 25% when compared to the second quarter of this year and 18% when compared to the third quarter of 2017. AISC of $1,026/oz reflects a 17% improvement from the third quarter of 2017, highlighting a strong performance at Mponeng with an AISC of $972/oz, a 21% improvement year-on-year.
Free cash inflow was $34m for the third quarter of 2018, compared with $88m in the third quarter of 2017. Free cash flow for the quarter was affected by the 5% lower gold price received, lower sales volumes year-on-year, and adverse working capital changes, mainly comprising timing of gold sales, pre-payments and dividends received. These negative factors were partly offset by lower capital expenditure and costs.
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) declined to $355m for the third quarter of 2018, from
$399m in the third quarter of 2017, due mainly to the lower gold price and fewer ounces sold.
Net debt declined by 15% to $1.749bn at 30 September 2018, from $2.063bn at the same time last year. The balance sheet remains robust, with liquidity comprising the $1.0bn US dollar RCF undrawn as at 30 September 2018, A$310m undrawn on the A$500m Australian dollar RCF, approximately R4.98bn available on the R5.65bn South African RCFs and other facilities, and cash and cash equivalents of $336m at
30 September 2018.
The ratio of net debt to Adjusted EBITDA at 30 September 2018 was 1.13 times compared with 1.49 times as at 30 September 2017.
Capital expenditure (including equity accounted investments) decreased by 35% from $251m for the third quarter of 2017 to $163m for the third quarter of 2018. This decrease was largely due to planned lower capital expenditure across the portfolio, with declines led by Geita, Kibali,
AGA Mineração, and Moab Khotsong, which was sold earlier this year, and also the impact of weaker local currencies.
Total sustaining capital expenditure decreased by 36% to $140m for the quarter, compared to $219m for the third quarter of 2017. Sustaining capital expenditure is lower year-on-year mainly because some brownfields projects have been completed or are near completion, in addition to the impact of weaker currencies against the dollar. These projects include the new power plant and underground development at Geita, the new underground mine at Kibali which is ramping up, and the Mponeng Below 120 Phase 1 project, now in the final stages of completion.
Capital expenditure is expected to increase again in the fourth quarter, relative to the third quarter, in line with past trends due to timing of investment.

September 2018 Market update report - www.AngloGoldAshanti.com

Summary of quarter on prior-year quarter operating and cost variations:
Particulars
Quarter ended
30 September 2018
Quarter ended
30 September 2017
% Variation
current quarter
vs prior year
quarter
Operating review
Gold
Production (kozs)
851
997
(15)
Production from retained operations (kozs)
851
853
—
Financial review
Gold price received ($/oz)
1,202
1,270
(5)
Total cash costs ($/oz)
722
807
(11)
Corporate & marketing costs ($m) *
18
17
6
Exploration & evaluation costs ($m)
25
29
(14)
All-in sustaining costs ($/oz) **
920
1,071
(14)
All-in costs ($/oz) **
1,002
1,142
(12)
Adjusted EBITDA ($m)
355
399
(11)
Cash inflow from operating activities ($m)
214
345
(38)
Cash inflow from operating activities less capital expenditure from subsidiary entities ($m)
64
128
(50)
Free cash inflow ($m)
34
88
(61)
Free cash inflow excluding SAR redundancies ($m)
43
95
(55)
Capital expenditure including equity accounted investments ($m)
163
251
(35)
* Includes administration and other expenses.
** World Gold Council standard, excludes stockpiles written off.
Guidance for 2018
Guidance
Notes
Production (000oz)
3,325 - 3,450
Includes two months production from Moab Khotsong
and Kopanang at ~30koz per month
Costs
All-in sustaining costs ($/oz)
990 - 1,060
See economic assumptions below
Total cash costs ($/oz)
770 - 830
Overheads
Corporate costs ($m)
70 - 80
Expensed exploration and study costs ($m)
115 - 125
Including equity accounted joint ventures
Capex
Total ($m)
770 - 860
Previously $800m - $920m. Reduction due to the
downward revision of non-sustaining capital
expenditure.
Sustaining capex ($m)
600 - 670
Non-sustaining capex ($m)
170 - 190
Previously $200m - $250m. Reduction relates mainly
to the shift of some Obuasi-related expenditure into
2019.
The 2018 guidance remains on track for all operating metrics, with production expected at the top end of the range and costs trending towards the lower end of the range. The guidance for non-sustaining capex was revised downwards. Economic assumptions are as follows: ZAR13.17/$,
$/A$0.75, BRL3.67/$, AP29.09/$; Brent $74/bl.
Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended
31 December 2017, filed with the United States Securities and Exchange Commission (SEC).
Safety update
There were no fatalities during the third quarter ended 30 September 2018. We remain vigilant and focused on our safe production strategy and on intensifying our safety practices for a sustainable improvement in this area. The group All-Injury Frequency Rate, the broadest measure of workplace safety, for the first nine months of the year was 5.16 injuries per million hours worked, from 7.79 in the same period last year, an improvement of 34%. In the three months through September, the AIFR was 4.17, compared to 7.08 in the third quarter of last year.

September 2018 Market update report - www.AngloGoldAshanti.com

Operating Highlights
The Americas region produced 192,000oz at a total cash cost of $607/oz for the third quarter of 2018 compared to 213,000oz at a total cash cost of $673/oz in the third quarter of 2017. AISC was $817/oz for the third quarter of 2018, compared to $989/oz in the third quarter of 2017.
In Brazil, production was 121,000oz at a total cash cost of $687/oz for the third quarter of 2018, compared to 142,000oz at a total cash cost of $715/oz in the third quarter of 2017. AISC was $916/oz for the third quarter of 2018, compared to $1,060/oz in the third quarter of 2017.
Production from AngloGold Ashanti Mineração was lower year-on-year, mainly due to lower grades and reduced volumes mined at Cuiabá
and Córrego do Sítio (CdS). At
Cuiabá, p
roduction was impacted by lower feed grades and changes in the mine plan, while at CdS, output was impacted by delays in environmental licensing as well variances in the geological model. A daily compliance tracking process has been implemented to monitor and reduce deviations to the revised plan.
Total cash costs were impacted by lower production and some cost escalations, partially compensated by cost management initiatives, new shift configurations and favourable exchange rate effects during the quarter.
At Serra Grande, production for the third quarter of 2018 improved to 34,000oz at a total cash cost of $587/oz, compared to 30,000oz at a total cash cost of $799/oz for the third quarter of 2017. Production is reflective of higher feed grades and recoveries due to improved performance in crushing, milling and leaching areas. There were temporary delays in receiving an environmental license, waste dump permits and commencement of operations in the new open pit.
In Argentina, Cerro Vanguardia's production was maintained at 71,000oz, while total cash costs improved by 19%, to $456/oz for the third quarter of 2018, compared to $566/oz in the third quarter of 2017. Production was impacted by variability in the mining model while higher tonnes treated were offset by lower tonnes placed in the heap leach. Silver production increased 28% year-on-year, in line with the mine plan.
Total cash costs were 19% lower compared to the third quarter of 2017, mainly as a result of the devaluation of the Argentinian peso against the US dollar. In addition, favourable efficiencies were derived mainly from lower consumption of the fuel, services and consumables, as well as lower heap leach costs given fewer tonnages. Unfavourable stockpile movements, caused by lower tonnes mined and higher tonnes treated, had a negative impact on costs, which was in addition to the inflationary impact on payroll costs.
The Continental Africa region produced 391,000oz at a total cash cost of $718/oz for the third quarter of 2018, compared to 380,000oz at a total cash cost of $696/oz in the third quarter of 2017. AISC was $834/oz for the third quarter of 2018, compared to $946/oz in the third quarter of 2017. Production increased due to the increased production at the Kibali mine by 55% and 10% from Iduapriem, more than offsetting the decrease in production at Siguiri by 35%.
In the DRC, Kibali produced an attributable 101,000oz at a total cash cost of $510/oz for the third quarter of 2018, compared to 65,000oz at a total cash cost of $781/oz in the third quarter of 2017. Production increased given higher underground tonnage treated and a one-third increase in overall grades. Total cash cost decreased by 35% mainly due to higher production, partly offset by inflationary increases and the increased royalties implemented through the new mining code.
Kibali is on track to exceed its production guidance of 730,000oz for the year, as the operation has met or exceeded designed capacity on throughput, recovery and hoisting capacity. Kibali has also reached an agreement with the Ministry of Finance on the reimbursement of outstanding TVA (value added tax), which amounts to $218m in total. The agreement allows for $40m to be paid up-front, while the balance will be settled on an offset basis. The Ministry has also agreed to exempt local goods and services purchased by Kibali, from TVA.
In Ghana, Iduapriem produced 64,000oz at a total cash cost of $827/oz for the third quarter of 2018, compared to 58,000oz at a total cash cost of $786/oz for the third quarter of 2017. Production increased by 10% as a result of an 8% increase in recovered grade, due to mining of marginally higher ore-grade areas and higher recovery in the current period. There was also an increase in tonnage treated, due to continued
improvements in plant reliability and utilisation. Total cash costs, however, increased by 5% mainly due to the higher fuel price, and an increase in mining costs.
At Obuasi the redevelopment project for recommencing operations continues, with the commencement of production on schedule for the end of next year.
In Tanzania, Geita produced 151,000oz at a total cash cost of $735/oz for the third quarter of 2018, compared to 152,000oz at a total cash cost of $586/oz in the third quarter of 2017. A 10% increase in recovered grade, due to higher grade ore from Nyankanga Cut 8 pit and continued
improvements in underground operations, was offset by a 10% decrease in tonnes treated mainly as a result of operational challenges experienced during the period, including unplanned downtime to repair the ball mill end-plate and primary crusher. Total cash costs increased due to the higher operational underground mining costs relative to open pit, as well as higher stripping costs, elevated fuel prices, inflationary pressures and the additional royalties and clearance fees.
In Guinea, Siguiri produced 54,000oz at a total cash cost of $823/oz for the third quarter of 2018, compared to 83,000oz at a total cash cost of $704/oz in the third quarter of 2017. The mine saw a 26% decrease in tonnes treated and lower recoveries due to limited flexibility experienced during plant stoppages following the integration of the Carbon-In Leach commissioning. Additionally, production was impacted by a 12%
decrease in recovered grade due to treatment of lower-grade stockpiles from the Kozan and Bidini pits, compared to the same period a year ago when the high-grade Seguelen pit was more prevalent. Total cash costs were higher year-on-year mainly due to the decline in production.
This was partly offset by lower mining activity costs from mining lower volumes and shorter haulage distances, operational excellence initiatives, and favourable movement in ore stockpiles.
In Mali, Sadiola produced 14,000oz at a total cash cost of $912/oz for the third quarter of 2018, compared to 15,000oz at a total cash cost of
$902/oz in the third quarter of 2017. Production dropped 7% year-on-year primarily due to lower recovered grades. Total cash costs per ounce produced for the third quarter of 2018 were higher compared to the third quarter of 2017 as a result of greater drawdowns of ore stockpiles.
All-in sustaining costs per ounce sold for the third quarter of 2018 were lower compared to the third quarter of 2017 as a result of lower sustaining

September 2018 Market update report - www.AngloGoldAshanti.com capital expenditures. Mining activity ceased during the second quarter of 2018, while processing of remaining ore stockpiles continued. Morila’s production was 7,000oz at a total cash cost of $1,180/oz for the third quarter of 2018.
The Australia region produced 148,000oz at a total cash cost of $748/oz for the third quarter of 2018, compared to 143,000oz at a total cash cost of $825/oz in the third quarter of 2017. AISC for the third quarter of 2018 was $1,082/oz compared to $1,133/oz in the third quarter of
2017.
Production at Sunrise Dam was 61,000oz at a total cash cost of $1,013/oz for the third quarter of 2018, compared to 63,000oz at a total cash cost of $922/oz during the third quarter of 2017. Production was impacted by 6% lower metallurgical recovery and marginally lower mill throughput, resulting from anticipated delays to improvements from the ramp-up of the new flotation-fine grind circuit. Commissioning of the new circuit is now complete, with the High Intensity Grind mill now working to specification, after premature wear issues were addressed.
Higher total cash costs for the period were largely due to the lower gold production.
At Tropicana, production was 87,000oz at a total cash cost of $536/oz for the third quarter of 2018, compared to 80,000oz at a total cash cost of $686/oz during the third quarter of 2017. Production was boosted by a 5% increase in head grade and a 2% increase in mill throughput.
Installation of the second 6MW ball mill in the Tropicana processing plant has progressed well. Commissioning remains on schedule and is expected to occur before year end. Increased production and favourable inventory movement contributed to the 22% drop in the total cash costs for the period.
The South African operations produced 120,000oz at a total cash cost of $894/oz during the third quarter of 2018, compared to 261,000oz at a total cash cost of $1,088/oz in the third quarter of 2017. Production from retained operations, excluding Moab Khotsong and Kopanang
(both sold) and TauTona (closed), was 3% higher year-on-year, from 117,000oz to 120,000oz.
AISC for the third quarter of 2018 was $1,026/oz, 17% lower compared to $1,240/oz for the third quarter of 2017. Total cash costs decreased
18% year-on-year, from $894/oz in the third quarter of 2018 compared to $1,088/oz in the third quarter of 2017, reflecting the restructuring efforts in the region and the weaker rand relative to the dollar.
Production at Mponeng was up 25% year-on-year, mainly due to higher in-situ reef grade and improved mining practices. Total cash costs were 17% lower than the same period a year ago. This strong performance at Mponeng was slightly offset by a weaker operating performance at the Surface Operations which were negatively impacted by volume processed and recoveries (attributed to volume mined from base of reclaimed TSF). These issues have been systematically addressed and it is expected that recovery improvements will show by the end of the year.
The Kareerand Tailings Storage Facility expansion, to allow for treatment of tailings in the retained Vaal River operations, is undergoing a feasibility study expected to be submitted for review in March 2019.
At Mine Waste Solutions, the Aachen
TM
high shear reactor technology for the refractory portion of the feedstock was commissioned in October and is expected to help to improve recoveries.
CORPORATE UPDATE
Update on wage negotiations in South Africa
AngloGold Ashanti in South Africa reached a three-year wage agreement with all its trade unions, effective from July 2018. The wage agreement includes wage increases over three years as well as a new shift arrangement with all employee trade unions. The unions are Association of
Mining and Construction Union (AMCU), which represents 48.9% of AngloGold Ashanti’s workforce in South Africa, Solidarity, which represents
3.7% and the UASA Union, which represents 9.4% as well as the National Union of Mineworkers, which represents 32.8%. All employees in the South Africa region are covered in the signed agreement, including the rest of the employees not affiliated to any trade union, who fall into the worker categories according to the agreement.
Mponeng reached a new shift arrangement agreement with all the trade unions as part of the safe production strategy to ensure safe work places and practices and it is expected to result in an improvement in face time and increased operational efficiency. We view the agreement as an important step in the process to improve productivity and the resulting improvement in remuneration for our employees - particularly those at the entry level - while providing certainty for three years, as we work to return the South African operations to profitability.
For further details on the agreement see the announcement the Company made on 17 September 2018 on:
https://www.anglogoldashanti.com/
investors/announcements/
.
Restructuring of the South African Portfolio
The restructuring of the asset portfolio continues in South Africa, focused on protecting the longer-term sustainability of the business by ensuring that both on- and off-mine cost structures are appropriate for the significantly smaller production base. The Section 189 consultation process, which envisaged the reduction of about 2,000 jobs from the South African workforce, is complete, with forced job losses mitigated by the sale of some assets, including healthcare facilities and rail networks in the Vaal River region, and the acceptance of voluntary severance packages by some employees, resulting in a lower number of forced retrenchments, which will be less than 200 in total, with a further 942 Voluntary
Separations (VSP), and the balance representing the success in securing job loss avoidance measures.
Debt refinance
At the end of October 2018, AngloGold Ashanti signed a new 5-year Revolving Credit Facility (RCF), with a syndicate of 14 banks. The new
RCF is for an amount of US$1.4bn and is a multi-currency facility, allowing for a drawing in A$ in addition to US$, up to a maximum of A$500m.
This new single facility replaces the US$1bn RCF and A$500m RCF put in place in 2014.

September 2018 Market update report - www.AngloGoldAshanti.com

Changes to Board of Directors
In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, on 22 August 2018, AngloGold Ashanti announced the appointment of Alan Ferguson and Jochen Tilk as independent non-executive directors to its board of directors, with effect from1 October 2018 and 1 January 2019, respectively.
PROJECTS UPDATES
Kibali
The Kibali project is now complete with underground mining fully operational. The last major work was on the Azambi hydropower plant which has been completed and the plant was commissioned in September 2018. Construction work for the next phase of the tailings storage facility, which was initiated at the end of 2017, is on schedule for completion during the fourth quarter of 2018.
Obuasi
Following receipt of all the requisite Government and environmental approvals in June 2018, redevelopment of the Obuasi high-grade orebody has started in earnest. Establishment of the project and operating teams is progressing. Detailed design continued and is focused on process plant critical path procurement and contracts. The contract for demolition of redundant plant has been awarded. Detailed plant refurbishment planning commenced. Orders for the underground mining fleet were placed and delivery has commenced. The underground mining contract was awarded in late October to African Mining Alliance LTD, a 70/30 Joint Venture between AUMS and Rocksure International. Preparatory underground works commenced to facilitate a timely start by the underground contractor. Operational readiness activities commenced with the design of the mine operating systems. The project is being developed in 2 stages. The first is to achieve production at 2,000tpd with first gold at the end of 2019. The second phase is to achieve production at 4,000tpd by end 2020.
In terms of the original Obuasi project announcement in February 2018, initial project capital of $450-500m was expected to be spent for the period until the end of 2020. The additional mining fleet purchase will now add around $45m to the project capital estimate, but is expected to have a resultant favourable impact on contract rates over the period of the contract and is estimated to improve AISC by approximately $25/oz.
Given the timing of permit approvals earlier this year, some capital expenditure has moved into 2020. The latest outlook on the spend profile is 15% - 55% - 30% over the period 2018 through 2020. Production is scheduled to start at the end of next year.
Sadiola Sulphide Project
Agreement with the Government of Mali, on the terms for investment in the Sadiola Sulphide Project, is needed to prevent the mine being placed on suspended exploitation (care and maintenance), once processing of the stockpiles is complete midway through next year. While this agreement has not yet been reached, AngloGold Ashanti and IAMGOLD, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interests in Sadiola. The process is at a very preliminary stage and there is no certainty of its outcome.
Mponeng Project
Phase 1 and 2
The fatal accident in April at 126 level, impacted on the Ore Reserve Development (ORD) and some of the construction activities. The water management infrastructure construction is currently behind schedule with the piping installation still outstanding. Construction of ore-handling infrastructure is complete. Progress on ORD at 126 level also encountered areas with a high geological complexity, which required additional secondary support, slowing advance rates.
The reef pass between 123 and 126 level has also been delayed due to contractor non-performance. A replacement contractor has been secured.
Geita Power Plant
The construction of a $43m power plant at our Geita mine has been completed, with the new 40Mw facility producing its first electricity in
August 2018. The world-class plant, built to support the mine’s operations over the long-term, will play a key role in ensuring stable, reliable energy supply for mining and processing activities at Geita mine. This will not only ensure stable operations for the Geita mine, but also provide a stable source of power for the extension of the life of the mine. The new energy generating capability is expected to be more efficient with lower operational and maintenance costs.
Siguiri Combination Project
The Siguiri Combination Project is nearing completion with commissioning of the various phases of construction underway. The combination plant aims to treat hard and soft ore to optimise efficiencies of the current plant. The current circuit is designed to treat soft oxide which is currently depleting.
The combination project comprises a crushing plant, milling circuit, Carbon-in-Leach (CIL) plant, an upgrade of the elution circuit and a new power plant to meet the demands of additional power requirements. The project is at an advanced stage and nearing completion in its execution.
The trash screen and the CIL tanks were commissioned in August, enabling the plant to process transitional material. Additionally, the main tower crane as well as several belts within the current plant have been completed and commissioned.
Construction of the new mill is complete, which includes the mill feed structure, the cyclone cluster and other elements. The final conveyor structures have also been installed and the necessary Electrification and Instrumentation (E&I) work for quality assurance purposes is underway.
At the power plant, the necessary performance testing of the new Wartsila engines to determine the readiness of the plant has taken place and it is expected that the plant will shortly be handed-over by the contractor.

September 2018 Market update report - www.AngloGoldAshanti.com

Operations at a glance
for the quarters ended 30 September 2018, 30 June 2018 and 30 September 2017
Production
oz (000)
Underground milled /
treated
000 tonnes
Surface milled / treated
000 tonnes
Open-pit treated
000 tonnes
Underground Recovered
grade
g/tonne
Surface Recovered grade
g/tonne
Open-pit Recovered grade
g/tonne
Sep-18
Jun-18 Sep-17
Sep-18
Jun-18 Sep-17
Sep-18
Jun-18 Sep-17
Sep-18
Jun-18 Sep-17
Sep-18
Jun-18 Sep-17
Sep-18
Jun-18 Sep-17
Sep-18
Jun-18 Sep-17
SOUTH AFRICA
120
100 261
277
232 933
8,453
8,624 9,421
—
— —
8.77
7.58 6.89
0.15
0.16 0.17
—
— —
Vaal River Operations
—
— 114
—
— 489
—
— —
—
— —
—
— 7.24
—
— —
—
— —
Kopanang
—
— 30
—
— 176
—
— —
—
— —
—
— 5.32
—
— —
—
— —
Moab Khotsong
—
— 84
—
— 313
—
— —
—
— —
—
— 8.32
—
— —
—
— —
West Wits Operations
79
57 93
277
232 432
50
59 —
—
— —
8.77
7.58 6.67
0.61
0.38 —
—
— —
Mponeng
79
57 63
277
232 289
50
59 —
—
— —
8.77
7.58 6.77
0.61
0.38 —
—
— —
TauTona
—
— 30
—
— 143
—
— —
—
— —
—
— 6.46
—
— —
—
— —
Total Surface Operations
40
43 51
—
— —
8,403
8,565 9,421
—
— —
—
— —
0.15
0.15 0.17
—
— —
First Uranium SA
24
26 30
—
— —
6,740
6,691 7,087
—
— —
—
— —
0.11
0.12 0.13
—
— —
Surface Operations
16
17 21
—
— —
1,663
1,873 2,335
—
— —
—
— —
0.30
0.28 0.28
—
— —
Other
—
— 4
—
— 11
—
— —
—
— —
—
— —
—
— —
—
— —
INTERNATIONAL OPERATIONS
731
705 736
2,359
2,339 2,084
—
— —
7,751
8,287 8,851
4.00
3.80 3.78
—
—
—
1.67
1.51 1.62
CONTINENTAL AFRICA
391
380 380
675
684 341
—
— —
5,814
6,443 6,885
5.58
5.44 5.59
—
—
—
1.45
1.26 1.44
DRC
 Kibali - Attr. 45%
101
91 65
346
324 193
—
— —
617
603 635
6.38
5.98 6.42
—
— —
1.52
1.47 1.24
Ghana
 Iduapriem
64
69 58
—
— —
—
— —
1,341
1,373 1,306
—
— —
—
— —
1.48
1.56 1.37
Obuasi
—
— —
—
— —
—
— —
—
— —
—
— —
—
— —
—
— —
Guinea
 Siguiri - Attr. 85%
54
68 83
—
— —
—
— —
1,926
2,370 2,611
—
— —
—
— —
0.87
0.89 0.99
Mali
 Morila - Attr. 40%
7
7 6
—
— —
—
— —
470
534 566
—
— —
—
— —
0.50
0.42 0.35
Sadiola - Attr. 41%
14
15 15
—
— —
—
— —
523
538 514
—
— —
—
— —
0.85
0.90 0.92
Tanzania
 Geita
151
130 152
329
360 149
—
— —
937
1,026 1,253
4.73
4.96 4.52
—
— —
3.35
2.21 3.25
AUSTRALASIA
148
145 143
698
745 713
—
— —
1,702
1,621 1,672
2.34
2.27 2.21
—
— —
1.74
1.75 1.71
Australia
 Sunrise Dam
61
66 63
698
745 713
—
— —
309
264 313
2.34
2.27 2.21
—
— —
0.82
1.33 1.24
Tropicana - Attr. 70%
87
80 80
—
— —
—
— —
1,393
1,357 1,359
—
— —
—
— —
1.95
1.83 1.82
AMERICAS
192
180 213
986
911 1,030
—
— —
235
222 294
4.09
3.82 4.27
—
— —
6.64
6.93 5.41
Argentina
 Cerro Vanguardia - Attr. 92.50%
71
75 71
79
89 76
—
— —
234
207 224
5.76
6.75 7.03
—
— —
6.65
7.32 6.20
Brazil
 AngloGold Ashanti Mineração
87
82 112
630
584 665
—
— —
—
— —
3.98
3.73 4.73
—
— —
—
— —
Serra Grande
34
23 30
276
237 289
—
— —
1
15 70
3.87
2.95 2.49
—
— —
3.13
1.52 2.88
Total
851
805 997
2,636
2,571 3,017
8,453
8,624 9,421
7,751
8,287 8,851
4.50
4.14 4.74
0.15
0.16 0.17
1.67
1.51 1.62

September 2018 Market update report - www.AngloGoldAshanti.com

Operations at a glance (continued)
for the quarters ended 30 September 2018, 30 June 2018 and 30 September 2017
Total cash costs
All-in sustaining costs
Sustaining ORD / Stripping
capex
Other sustaining capex
Non sustaining capex
Gross profit (loss)
$/oz
$/oz
$m
$m
$m
$m
Sep-18
Jun-18 Sep-17
Sep-18
Jun-18 Sep-17
Sep-18
Jun-18 Sep-17
Sep-18
Jun-18 Sep-17
Sep-18
Jun-18 Sep-17
Sep-18
Jun-18 Sep-17
SOUTH AFRICA
894
1,186 1,088
1,026
1,327 1,240
9
9 20
5
5 10
1
1 4
27
(15) (8)
Vaal River Operations
—
— 942
—
— 1,088
—
— 9
—
— 3
—
— —
—
(1) 17
Kopanang
—
— 1,459
—
— 1,545
—
— —
—
— —
—
— —
—
(1) (8)
Moab Khotsong
—
— 757
—
— 921
—
— 9
—
— 3
—
— —
—
— 25
West Wits Operations
812
1,248 1,337
972
1,413 1,532
9
9 11
3
2 3
1
1 4
18
(9) (23)
Mponeng
811
1,231 972
972
1,413 1,227
9
9 11
3
2 3
1
1 4
18
(9) 3
TauTona
—
— 2,109
—
— 2,174
—
— —
—
— —
—
— —
—
— (26)
Total Surface Operations
1,060
1,102 963
1,136
1,197 1,041
—
— —
2
3 4
—
— —
8
(5) (2)
First Uranium SA
819
875 799
908
990 884
—
— —
2
3 2
—
— —
13
(2) (4)
Surface Operations
1,424
1,444 1,195
1,481
1,512 1,273
—
— —
—
1 2
—
— —
(5)
(3) 1
Other
—
— —
—
— —
—
— —
—
— —
—
— —
—
— —
INTERNATIONAL OPERATIONS
695
772 714
879
950 996
65
63 85
60
53 101
22
33 28
193
206 214
CONTINENTAL AFRICA
718
794 696
834
917 946
19
18 37
18
21 46
22
33 27
98
101 111
DRC
 Kibali - Attr. 45%
510
643 781
626
814 1,112
1
3 7
10
12 14
2
4 9
32
23 2
Ghana
 Iduapriem
827
749 786
977
899 1,014
8
9 9
2
1 2
—
— —
16
31 20
Obuasi
—
— —
—
— —
—
— —
—
— —
4
3 —
2
— —
Guinea
 Siguiri - Attr. 85%
823
766 704
874
724 789
—
— —
1
(1) 4
14
22 15
15
28 33
Mali
 Morila - Attr. 40%
1,180
1,131 1,024
1,294
1,529 1,163
—
— —
—
1 —
—
— —
(1)
(1) —
Sadiola - Attr. 41%
912
1,010 902
1,009
1,090 1,028
—
— —
—
— 1
—
— 1
1
2 3
Tanzania
 Geita
735
890 586
877
1,049 915
10
6 21
6
7 24
—
— —
31
13 47
Non-controlling interests, exploration and other
—
— —
—
1 1
2
4 2
3
5 5
AUSTRALASIA
748
843 825
1,082
1,084 1,133
22
17 16
21
20 24
—
— —
26
37 34
Australia
 Sunrise Dam
1,013
1,029 922
1,412
1,307 1,254
9
7 7
13
13 14
—
— —
(1)
10 14
Tropicana - Attr. 70%
536
650 686
804
852 951
13
10 9
8
7 10
—
— —
31
32 27
Exploration and other
—
— —
—
— —
—
— —
(4)
(5) (7)
AMERICAS
607
667 673
817
916 989
24
28 32
21
12 31
—
— 1
69
68 70
Argentina
 Cerro Vanguardia - Attr. 92.50%
456
443 566
627
621 821
6
8 12
2
1 5
—
— —
35
47 31
Brazil
 AngloGold Ashanti Mineração
727
820 692
924
1,094 1,027
14
13 13
8
9 21
—
— 1
21
17 34
Serra Grande
587
847 799
896
1,298 1,183
4
6 6
7
2 4
—
— —
9
(1) 4
Non-controlling interests, exploration and other
—
1 1
4
1 1
—
— —
4
5 1
Sub-total
722
815 807
920
1,014 1,071
74
72 105
65
58 111
23
34 32
OTHER
—
— —
1
1 3
—
— —
(3)
10 4
Total
74
72 105
66
59 114
23
34 32
217
201 210
Equity accounted investments included above
(32)
(24) (5)
Total
185
177
205

September 2018 Market update report - www.AngloGoldAshanti.com

Development Sampling
for the quarter ended 30 September 2018
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Ore
Reserves.
Statistics are shown in metric units
Advanced
Sampled
metres
Sampled
Avg. ore body
gold
(total)*
metres
thickness (cm)
Avg. g/t
Avg. cm.g/t
SOUTH AFRICA
WEST WITS
Mponeng
Ventersdorp Contact reef 2,077 406 39.20 50.28 1,971
CONTINENTAL AFRICA
Geita
3,535 1,136 3.20 5.03
—
SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá
2,412 1,281 0.80 3.65
—
Lamego
1,179 617 60.00 2.96
—
Córrego do Sitio Mina I
2,556 434
—
3.24
—
CVSA
Cerro Vanguardia
2,207 985 400.00 3.10
—
Statistics are shown in imperial units
Advanced
Sampled
feet
Sampled
Avg. ore body
gold
(total)*
feet thickness (inches)
Avg. oz/t
Avg. ft.oz/t
SOUTH AFRICA
WEST WITS
Mponeng
Ventersdorp Contact reef 6,814 1,332 15.43 1.47 1.89
CONTINENTAL AFRICA
Geita
11,599 3,728 1.26 0.15 —
SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá 7,912 4,203 0.31 0.11 —
Lamego 3,867 2,023 23.62 0.09 —
Córrego do Sitio Mina I 8,384 1,425 — 0.09 —
CVSA
Cerro Vanguardia 7,242 3,231 157.48 0.09 —
* This includes total "on-reef" and "off-reef" development metres

September 2018 Market update report - www.AngloGoldAshanti.com

Administration and corporate
information
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
KPM Dushnisky
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)
Non-Executive
SM Pityana
^
(Chairman)
AM Ferguson*
AH Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
MDC Richter
#
RJ Ruston~

* British
§
Canadian
#
American
~ Australian
^
South African
Officers
Executive Vice President – Legal, Commercial and
Governance and Company Secretary:
ME Sanz Perez
Investor Relations contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is important to
investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab
on the main page. This information is updated regularly.
Investors should visit this website to obtain important
information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za
Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and dividend
reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS
Forward-looking
statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-
looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.
All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business.
Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              AngloGold Ashanti Limited
Date: November 05, 2018
By: /s/ M E SANZ PEREZ________
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance